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Exhibit 12.1

Main Street Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Twelve Months Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net increase in net assets resulting from operations	$138,899	$104,437	$100,748	$96,855	$104,444
Income tax expense (benefit) and excise taxes	(1,227)	(8,687)	6,287	(35)	10,820

Total earnings before taxes	$137,672	$95,750	$107,035	$96,820	$115,264

Fixed Charges:
Interest expense	$33,630	$32,115	$23,589	$20,238	$15,631

Total fixed charges	$33,630	$32,115	$23,589	$20,238	$15,631

Earnings available to cover fixed charges	$171,302	$127,865	$130,624	$117,058	$130,895
Ratio of earnings to fixed charges	5.09	3.98	5.54	5.78	8.37

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  Exhibit 12.1
Main Street Capital Corporation Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)